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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Cognigen Networks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
19242 L 20 0
(CUSIP Number)
Brian G. Lloyd
Parr, Waddoups, Brown, Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, UT 84111
(801) 532-7840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. G.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _____________

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BayHill Capital, LC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]
6	Citizenship or Place of Organization BayHill Capital, LC is a Utah limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,311,040
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 10,311,040
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,311,040
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) G
13	Percent of Class Represented by Amount in Row (11) 46.3%
14	Type of Reporting Person (See Instructions) PN

Item 1.                      Security and Issuer

(a)           Title of Class of Equity Securities:

common stock (the “Common Stock”)

(b)           Name of Issuer:

Cognigen Networks, Inc. (“Cognigen”)

(c)           Address of Issuer's Principal Executive Office:

6405 – 218th Street, S.W., Suite 305
Mountlake Terrace, Washington 98043

Item 2.                      Identity and Background

(a)           Name:

BayHill Capital, LC (“BayHill”)

(b)           Business or Residence address:

1559 N. Technology Way
Orem, Utah 84097

(c)           Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

BayHill is in the business of providing management services and supplemental investment capital to private and small (microcap) public companies that have lost the interest of Wall Street analysts and investors but have products and technologies that can create significant economic value.

(d)           Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, neither BayHill nor its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, neither BayHill nor its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

BayHill is a Utah limited liability company.

[The information required by Item C of the General Instructions relating to the executive officers and directors of BayHill is set forth on Appendix A hereto, which is incorporated herein by this reference.]

Item 3.                      Source and Amount of Funds or Other Consideration

On June 15, 2007 Cognigen executed a promissory note in favor of BayHill in the principal amount of One Hundred Thousand Dollars ($100,000) (the “First Note”).  On June 28, 2007 Cognigen executed a promissory note in favor of BayHill in the principal amount of One Hundred Fifty Thousand Dollars ($150,000) (the “Second Note”, and together with the First Note, the “Notes”).  Pursuant to the terms of the Notes, in the event Cognigen and BayHill failed to execute a stock purchase agreement by August 15, 2007 and the principal amount due on the Notes remained unpaid, the full amount of the unpaid principal balance, together with any then unpaid interest thereon, were to be repaid in shares of Common Stock.  Such a stock purchase agreement was not executed by August 15, 2007.  Consequently, on October 17, 2007, 10,311,040 shares of Common Stock were issued to BayHill at a conversion price equal to $0.025 per share as repayment for the full amount of the unpaid principal and interest outstanding under the Notes.

Item 4.                      Purpose of Transaction

See Item 3 above.  BayHill reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.  BayHill presently has plans or proposals which relate to or would result in certain actions enumerated in subparagraphs (d) and (f) of the instructions for Item 4 of Schedule 13D.  Jim Shapiro has resigned from the board of directors of Cognigen (the “Board”).  Bob Bench, a member of the manager of BayHill, has been appointed to fill the resulting vacancy on the Board and to serve as the Chief Executive Officer of Cognigen.

Item 5.                      Interest in Securities of the Issuer

(a) and (b)    BayHill has the sole power to vote, direct the vote, dispose and direct the disposition of 10,311,040 shares of Common Stock, which represents 46.3% of the outstanding shares of Common Stock.  BayHill Group, LC, a Utah limited liability company (“BayHill Group”), who is an affiliate of BayHill, owns and has the sole power to vote, direct the vote, dispose and direct the disposition of 169,792 shares of Common Stock, which represents 0.01% of the outstanding shares of Common Stock.

(c)           See Item 3 above.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by BayHill or the shares owned by BayHill Group.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 26, 2007, Cognigen executed a short-term promissory note on behalf of BayHill in the amount of $30,000 (the “Short-term Note”).  The principal and interest due under the Short-term Note was due on October 13, 2007 and remains unpaid.  The full text of the Short-term Note is attached as Exhibit 10.27 to our Annual Report on Form 10-KSB filed by us with the Securities and Exchange Commission on October 15, 2007.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of Cognigen, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.                      Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            BAYHILL CAPITAL, LC

11/09/2007                                                                                      By: /s/ Bob Bench
Date	Its: Member Manager

APPENDIX A

 BayHill Group, LC, a Utah limited liability company (“BayHill Group”), is the manager of BayHill.  BayHill Group owns 169,792 shares of Common Stock.  BayHill Group is in the business of repositioning undervalued public companies for rapid growth and financial success.  BayHill Group’s principal executive office is located at 1559 N. Technology Way
Orem, Utah 84097.  Robert K. Bench, CEO of Cognigen Networks, Inc., is a member and principal of BayHill Group.

During the last five years, neither BayHill Group nor its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither BayHill Group nor its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.